================================================================================

                       ----------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D. C. 20549

                       ----------------------------------

                                   FORM 10-SB
                   General Form for Registration of Securities


                       Pursuant to Section 12(b) or (g) of
                       The Securities Exchange Act of 1934

                             MILESTONE CAPITAL, INC.
             (Exact name of registrant as specified in its charter)

        Colorado                                             84-1111224
(State of Incorporation)                              (I.R.S. Employer I.D. No.)

                       26 West Dry Creek Circle, Suite 600
                               Littleton, CO 80120
          (Address of principal executive offices, including zip code)

                                 (303) 794-9450
              (Registrant's telephone number, including area code)

                                   Copies to:
                                  Gary A. Agron
                         5445 D.T.C. Parkway, Suite 520
                               Englewood, CO 80111
                                 (303) 770-7254

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of Class)

        Securities to be registered pursuant to Section 12(g) of the Act:

                            No Par Value Common Stock
                                (Title of Class)


================================================================================

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

     (a)  Business Development.

     Milestone Capital, Inc. (the "Company") was organized under the laws of the State of Colorado on February 6, 1987, under the name Shield Enterprises, Inc. for the purpose of engaging in a merger with, or acquisition of, one or a small number of private companies, partnerships or sole proprietorships. In 1989, the Company completed an initial public offering of its securities. In May 1990, the Company merged with Milestone Capital, Inc., a Delaware corporation engaged in the business of investing in and providing managerial assistance to developing companies and the Company changed its name to Milestone Capital, Inc. The Company is seeking business opportunities through a merger with, or acquisition of, one or more private companies. The Company has had no material operations in the past three years.

     The Company believes that there is a demand by non-public corporations for shell corporations that have a public distribution of securities, such as the Company. The Company believes that demand for shell corporations has increased dramatically since the Securities and Exchange Commission (the "Commission") imposed additional requirements upon "blank check" companies pursuant to Reg. 419 of the Securities Act of 1933, as amended (the "Act"). According to the Commission, Rule 419 was designed to strengthen regulation of securities offerings by blank check companies, which Congress has found to have been a common vehicle for fraud and manipulation in the penny stock market. See Securities Act Releases No. 6891 (April 17, 1991), 48 SEC Docket 1131 and No. 6932 (April 13, 1992) 51 Docket 0382, SEC Docket 0382. The foregoing regulation has substantially decreased the number of "blank check" offerings filed with the Commission, and as a result has stimulated an increased demand for shell corporations. While the Company has made the foregoing assumption, there is no assurance that the same is accurate or correct and, accordingly, no assurance that the Company will merge with or acquire an existing private entity.

     (b)  General.

     The Company proposes to seek, investigate and, if warranted, acquire an interest in one or more business opportunity ventures. As of the date hereof, the Company has no business opportunities or ventures under contemplation for acquisition or merger but proposes to investigate potential opportunities with investors or entrepreneurs with a concept which has not yet been placed in operation, or with firms which are developing companies. The Company may seek out established businesses which may be experiencing financial or operation difficulties and are in need of the limited additional capital the Company could provide. The Company anticipates that it will seek to merge with or acquire an existing business. After the merger or acquisition has taken place, the surviving entity will be the Company, however, management from the acquired entity will in all likelihood operate the Company. There is a remote possibility that the Company may seek to acquire and operate an ongoing business, in which case the existing management might be retained. Due to the absence of capital available for investment by the Company, the types of business seeking to be acquired by the Company will invariably be smaller and higher risk types of businesses. In all likelihood, a business opportunity will involve the acquisition of or merger with a corporation which does not need additional cash but which desires to establish a public trading market for its Common Stock. Accordingly, the Company's ability to acquire any business of substance will be extremely limited.

     The Company does not propose to restrict its search for investment opportunities to any particular industry or geographical location and may, therefore, engage in essentially any business, anywhere, to the extent of its limited resources.

     It is anticipated that business opportunities will be available to the Company and sought by the Company from various sources throughout the United States, including its officers and directors, professional advisors such as attorneys and accountants, securities broker/dealers, venture capitalists, members of the financial community, other businesses and others who may present solicited and unsolicited proposals. Management believes that business opportunities and ventures will become available to it due to a number factors, including, among others: (a) management's willingness to enter into unproven, speculative ventures; (b) management's contacts and acquaintances; and (c) the Company's flexibility with respect to the manner in which it may structure potential financing, mergers and/or acquisitions. However, there is no assurance that the Company will be able to structure, finance, merge with and/or acquire any business opportunity or venture.

     (c)  Operation of the Company.

     The Company intends to search throughout the United States for a merger/acquisition candidate, however, because of its lack of capital, the Company believes that the merger/acquisition candidate will be conducting business within a limited geographical area. The Company intends to maintain its corporate headquarters and principal place of business at 26 West Dry Creek Circle, Suite 600, Littleton, Colorado 80120. All corporate records will be maintained at said office, and it is anticipated that all shareholders' meetings will take place in Colorado. In the event that a merger or acquisition of the Company takes place, no assurance can be given that the corporate records or headquarters will continue to be maintained at Littleton, Colorado, or that shareholders' meetings will be held in Colorado.

     The Company's sole executive officer will seek acquisition/merger candidates and/or orally contact individuals or broker/dealers and advise them of the availability of the Company as an acquisition candidate. The Company's sole executive officer will review material furnished to him by the proposed merger/acquisition candidates and decide if a merger/acquisition is in the best interests of the Company and its shareholders.

     The Company may employ outside consultants until a merger/acquisition candidate has been targeted by the Company, however, management believes that it is impossible to consider the criteria that will be used to hire such consultants. While the Company may hire independent consultants, it has not considered any criteria regarding their experience, the services to be provided, or the term of service. The Company has not had any discussions with any consultants and there are no agreements or understandings with any consultants. Other than as disclosed herein, there are no other plans for accomplishing the business purpose of the Company.

     (d)  Selection of Opportunities.

     The analysis of new business opportunities will be undertaken by or under the supervision of the Company's sole executive officer and director who is not a professional business analyst and has had little previous training or experience in business analysis. Inasmuch as the Company will have no funds available to it in its search for business opportunities and ventures, the Company will not be able to expend significant funds on a complete and exhaustive investigation of such business or opportunity. The Company will however, investigate, to the extent believed reasonable by its management, such potential business opportunities or ventures.

     As part of the Company's investigation, representatives of the Company will meet personally with management and key personnel of the firm sponsoring the business opportunity, may visit and inspect plants and facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and conduct other reasonable measures, to the extent of the Company's limited financial resources and management and technical expertise.

     Prior to making a decision to recommend to shareholders participation in a business opportunity or venture, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections with related assumptions upon which they are based; evidence of existing patents, trademarks or service marks or rights thereto; current and proposed forms of compensation to management; a description of transactions between the prospective entity and its affiliates during relevant periods; a description of current and required facilities; an analysis of risks and competitive conditions; and other information deemed relevant.

     It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and costs for accountants, attorneys and others. The Company's sole executive officer anticipates funding the Company's operations, including providing funds necessary to search for acquisition candidates, until an acquisition candidate is found, without regard to the amount involved. Accordingly, no alternative cash resources have been explored.

     The Company will have unrestricted flexibility in seeking, analyzing and participating in business opportunities. In its efforts, the Company will consider the following kinds of factors:

     (i) Potential for growth, indicated by new technology, anticipated market expansion or new products;

     (ii) Competitive position as compared to other firms engaged in similar activities;

     (iii) Strength of management;

     (iv) Capital requirements and anticipated availability of required funds from future operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources; and

     (v)  Other relevant factors.

     Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that due to the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

     The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more. The

Company does not plan to raise any capital at the present time, by private placements, public offerings, pursuant to Regulation S promulgated under the Act, or by any means whatsoever. Further, there are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of an acquisition or merger candidate.

     (e)  Form of Acquisition.

     The manner in which the Company participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Company and the promoters of the opportunity, and the relative negotiating strength of the Company and such promoters. The exact form or structure of the Company's participation in a business opportunity or venture will be dependent upon the needs of the of the particular situation. The Company's participation may be structured as an asset purchase agreement, a lease, a license, a joint venture, a partnership, a merger, or acquisition of securities.

     As set forth above, the Company may acquire its participation in a business opportunity through the issuance of Common Stock or other securities in the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under
Section 368(a)(1) of the Internal Revenue Code of 1954, as amended, may depend upon the issuance to the shareholders of the acquired company of at least eighty percent (80%) of the Common Stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, all prior shareholders may, in such circumstances, retain twenty percent (20%) or less of the total issued and outstanding Common Stock. If such a transaction were available to the Company, it will be necessary to obtain shareholder approval to effectuate a reverse stock split or to authorize additional shares of Common Stock prior to completing such acquisition. This could result in substantial additional dilution to the equity of those who were shareholders of the Company prior to such reorganization. Further, extreme caution should be exercised by any investor relying upon any tax benefits in light of the proposed new tax laws. It is possible that no tax benefits will exist at all. Prospective investors should consult their own legal, financial and other business advisors.

     The present management and the shareholders of the Company will in all likelihood not have control of a majority of the voting shares of the Company following a reorganization transaction. In fact, it is most probable that the shareholders of the acquired entity will gain control of the Company. The terms of sale of the shares presently held by management of the Company may not be afforded to other shareholders of the Company. As part of any transaction, the Company's then directors may resign and new directors may be appointed without any vote by shareholders.

     The Company may not borrow funds and use funds to make payments to Company promoters, management or their affiliates or associates.

     The Company has an unwritten policy that it will not acquire or merge with a business or company in which the Company's management or their affiliates or associates directly or indirectly have an ownership interest. Management is not aware of any circumstances under which the foregoing policy will be changed and management, through their own initiative, will not change said policy.

     Upon effectiveness of this Form 10-SB and pursuant to regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company will be required to obtain and file with the Commission audited financial statements of the acquisition candidate not later than 60 days from the date the Form 8-K is due at the Commission disclosing the acquisition/merger.

     (f)  Rights of Dissenting Shareholders.

     Under the Colorado Corporation Code, a business combination typically requires the approval of two-thirds of the outstanding shares of both participating companies. The Company's Articles of Incorporation reduce the voting requirement to a majority of the Company's outstanding Common Stock. Shareholders who vote against any business combination in certain instances may be entitled to dissent and to obtain payment for their shares pursuant to Sections 7-4-123 and 7-4-124 of the Colorado Corporation Code. The requirement of approval of the Company's shareholders in any business combination is limited to those transactions identified as a merger or a consolidation. A business combination identified as a share exchange under which the Company would be the survivor does not require the approval of the Company's shareholders, nor does it entitle shareholders to dissent and obtain payment for their shares. Accordingly, unless the acquisition is a statutory merger, requiring shareholder approval, the Company will not provide shareholders with a disclosure document containing audited or unaudited financial statements, prior to such acquisition.

     Prior to any business combination for which shareholder approval is required, the Company intends to provide its shareholders complete disclosure documentation concerning the business opportunity or target company and its business. Such disclosure will in all likelihood be in the form of a proxy statement which will be distributed to shareholders at least 20 days prior to any shareholder's meeting.

     None of the Company's officers, directors, promoters, their affiliates or associates have had any preliminary contact or discussions with and there are no present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction contemplated in this registration statement.

     (g)  Not an "Investment Adviser."

     The Company is not an "investment adviser" under the Federal Investment Advisers Act of 1940, which classification would involve a number of negative considerations. Accordingly, the Company will not furnish or distribute advice, counsel, publications, writings, analysis or reports to anyone relating to the purchase or sale of any securities within the language, meaning and intent of
Section 2(a)(11) of the Investment Advisers Act of 1940, 15 U.S.C. 80b2(a)(11).

     (h)  Not an "Investment Company."

     The Company may become involved in a business opportunity through purchasing or exchanging the securities of such business. The Company does not intend however, to engage primarily in such activities and is not registered as an "investment company" under the Federal Investment Company Act of 1940. The Company believes such registration is not required.

     The Company must conduct its activities so as to avoid becoming inadvertently classified as a transient "investment company" under the Federal Investment Company Act of 1940, which classification would affect the Company adversely in a number of respects. Section 3(a) of the Investment Company Act provides the definition of an "investment company" which excludes an entity which does not engage primarily in the business of investing, reinvesting or trading in securities, or which does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than United States government securities or securities of majority-owned subsidiaries") the value of which exceeds forty percent (40%) of the value of its total assets (excluding government securities, cash or cash items). The Company intends to implement its business plan in a manner which will result in the availability of this exemption from the definition of "investment company." The Company proposes to engage solely in seeking an interest in one or more business opportunities or ventures.

     Effective January 14, 1981, the Commission adopted Rule 3a-2 which deems that an issuer is not engaged in the business of investing, reinvesting, owning, holding or trading in securities for purposes of Section 3(a)(1), cited above, if, during a period of time not exceeding one year, the issuer has a bona fide intent to be engaged primarily, or as soon as reasonably possible (in any event by the termination of a one year period of time), in a business other than that of investing, reinvesting, owning, holding or trading in securities and such intent is evidenced by the Company's business activities and appropriate resolution of the Company's Board of Directors duly adopted and duly recorded in the minute book of the Company. The Rule 3a-2 "safe harbor" may not be relied on more than one single time.

     (i)  The Company's Office.

     The Company's office is located at 26 West Dry Creek Circle, Suite 600, Littleton, Colorado 80120, and the telephone number is (303) 794-9450. The Company's office is located in the office of Ernest Mathis, Jr., the Company's Chief Executive Officer, Chief Financial Officer, Secretary and Director. The Company's office will remain at Mr. Mathis's office until an acquisition has been concluded. There are no written documents memorializing the foregoing. The Company is not responsible for reimbursement for out-of-pocket office expenses, such as telephone, postage or supplies.

     There are no agreements or understandings with respect to the office facility subsequent to the completion of an acquisition. Upon a merger or acquisition, the Company intends to relocate its office to that of the acquisition candidate.

     (j)  Employees.

     The Company has no salaried employees and none of its officers, directors or principal stockholders will receive any compensation for any assistance they may provide the Company. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in a specific business opportunity.

     (k)  Reports to Security Holders.

     As a result of its filing of this Form 10-SB, the Company will become subject to reporting obligations under the Exchange Act. These obligations include an annual report under cover of Form 10-KSB, with audited financial statements, unaudited quarterly reports and the requisite proxy statements with regard to annual shareholder meetings. The public may read and copy any materials the Company files with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information of the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0030. The Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

                                  RISK FACTORS

     In addition to the other information contained in this Registration Statement, the following risk factors should be considered carefully before investing in the Company. This Registration Statement contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

     No Operating History. The Company was incorporated in the state of Colorado on February 6, 1987. The Company has conducted only organizational business and has no operating history. There can be no assurance that the Company's activities will be profitable. As of the date hereof, the Company has not entered into any arrangement to participate in any business ventures or purchase any products.

     Assets of the Corporation. The Company has no substantial, material, tangible assets as of the date hereof. The Company's present assets are extremely limited. Any business activity that the Company eventually undertakes may require substantial capital.

     Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the companies with which the Company may merge or which it acquires. While management intends to seek a merger or acquisition of privately held entities with established operating histories, there can be no assurance that the Company will be successful in locating an acquisition candidate meeting such criteria. In the event the Company completes a merger or acquisition transaction, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the successor firm and numerous other factors beyond the Company's control. The Company anticipates that it will seek to merge with or acquire an existing business. After the merger has taken place, the surviving entity will be the Company, however, management from the acquired entity will in all likelihood operate the Company. There is, however, a remote possibility that the Company may seek to acquire and operate an ongoing business, in which case the existing management might be retained.

     Securities are Subject to Penny Stock Rules. The Company's shares are "penny stock" and consequently are subject to the Commission's regulations which impose sales practice requirements upon brokers and dealers to make risk disclosures to customers before effecting any transactions therein.

     Dilution in Merger or Acquisition Transaction. The Company's plan of operation is based upon a merger with or acquisition of a private concern, which in all likelihood would result in the Company issuing securities to shareholders of any such target concern. The issuance of previously authorized and unissued Common Stock of the Company would result in substantial dilution to present and prospective shareholders of the Company, which may necessarily result in a change in control or management of the Company.

     Dependence on Management; Limited Participation of Management. The success of the Company will largely be dependent upon the active participation of Earnest Mathis Jr., the Company's Chief Executive Officer, Chief Financial Officer, Secretary and Director. Mr. Mathis has limited experience in the business in which the Company proposes to engage and, accordingly, the Company may be required to obtain independent outside professionals to effectively evaluate and appraise potential use and markets for and to render evaluations relating to potential opportunity, product, investment or business acquisition. Mr. Mathis has other full time employment and will be available to participate in management decisions only on a part time or as needed basis. Mr. Mathis devotes approximately one percent (1%) of his time to the business affairs of the Company. The amount of time which Mr. Mathis will be able to devote to Company business may be inadequate to properly attend to Company business. Mr. Mathis will not be compensated prior to a merger or acquisition. Once the Company acquires a business opportunity, Mr. Mathis will probably be asked to resign. The time which the officers and directors devote to the business affairs of the Company and the skill with which they discharge their responsibilities will substantially impact the Company's success.

     Impact of Limited Time Devoted to the Company. Opportunities available to the Company for mergers or acquisitions may be lost or delayed as a result of the limited amount of time devoted to the Company by management. As a result, an acquisition or merger may never take place.

     No Business Plan. The Company has not identified the business opportunities in which it will attempt to obtain an interest. The Company therefore cannot describe the specific risks presented by such business. In general, it may be expected that such business will present such a level of risks that conventional bank financing would not be available on favorable terms. Such business may involve an unproven product, technology or marketing strategy, the ultimate success of which cannot be assured. The acquired business opportunity may be in competition with larger, more established firms over which it will have no competitive advantage. The Company's investment in a business opportunity may be expected to be highly illiquid and could result in a total loss to the Company if the opportunity is unsuccessful.

     Conflicts of Interest. Mr. Mathis is associated with other firms or occupations involving a range of business activities. Because of these affiliations and because Mr. Mathis will devote only a minor amount of time to the affairs of the Company, there are potential inherent conflicts of interest in his acting as the sole director and officer of the Company. Mr. Mathis is or may in the future be a director or controlling shareholder of other entities engaged in a variety of businesses which may in the future have various transactions with the Company. Additional conflicts of interest and non-arm's length transactions may also arise in the future in the event Mr. Mathis is involved in the management of any firms with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with or an acquisition of any entity with which Mr. Mathis serves as an officer, director or partner or in which Mr. Mathis or any of Mr. Mathis' family members own or hold an ownership interest. Business combinations with entities owned or controlled by affiliates or associates of the Company will not be considered, however, securities owned or controlled by the affiliates and associates of the Company may be sold in the business combination transaction without affording all existing shareholders a similar opportunity. A buy-out of Mr. Mathis' shares could occur from an offer by existing shareholders, or by an offer from a merger/acquisition candidate. In addition, Mr. Mathis is not aware of any circumstances which would precipitate a change in his intention not to negotiate for the buy-out of his stock. Public shareholders will not be entitled to receive any portion of the buy-out premium and will not have an opportunity to approve such related party transaction.

     Rights of Dissenting Shareholders. A shareholder of the Company shall have the right to dissent to any plan of merger or consolidation to which the Company is a party under Colorado state law. A dissenting shareholder shall have the right to have his or her shares purchased by the Company at the fair market value thereof as of the day prior to the date which the vote was taken approving the proposed corporation action. Such action by a dissenting shareholder could result in a cancellation of any proposed merger or acquisition. Colorado state law governs the rights of shareholders to dissent. No other state's laws regarding the Company's shareholders rights to dissent are applicable.

     Dependence on Outside Advisors. In order to supplement the business experience of management, the Company may employ accountants, technical experts, appraisers, attorneys or other consultants or advisors. The selection of any such advisors will be made by management and without any control from shareholders. Additionally, it is anticipated that such persons may be engaged by the Company on an independent basis without a continuing fiduciary or other obligation to the Company.

     Year 2000 Compliance. There are issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" is pervasive and complex, as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company has reviewed its internal computer systems and products and their capability of recognizing the year 2000 and years thereafter. The Company expects that any costs relating to ensuring such systems to be year 2000 compliant will not be material to the financial condition or results of operations of the Company. However, significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance.

     No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in the Company's Common Stock should refrain from the purchase of the Company's securities.

     No Business Opportunities. The Company was recently formed for the purpose of acquiring interests in one or more business opportunities believed by management to hold potential for profit. The Company has not yet obtained, however, any interest in any product, property or business and may not be able to acquire any such interest upon terms favorable to the Company.

     Scarcity of and Competition for Merger or Acquisition Prospects. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of small private entities. A large number of established and well financed entities, including venture capital firms, are active in mergers and acquisitions of private companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company, and consequently, the Company will be at a competitive disadvantage in identifying possible merger or acquisition candidates with numerous other small public companies.

     No Agreement for Business Combination or Other Transaction. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, or acquisition of, any entity private or public. There can be no assurance the Company will be successful in identifying and evaluating suitable merger or acquisition candidates or in concluding a merger or acquisition transaction. Management has not identified any specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a merger or acquisition on favorable terms.

     No Agreement to Vote Shares. Present officers, directors and principal stockholders have not agreed to vote their respective shares of Common Stock in accordance with the vote of the majority of all non-affiliated future stockholders of the Company with respect to any business combination.

     Lack of Market Research or Marketing Organization. The Company has neither conducted nor has the Company engaged other entities to conduct market research such that management has assurance market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such transaction.

     Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Therefore, management decisions will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. There are numerous individuals, publicly held companies, and privately held companies seeking merger and acquisition prospects. There is significant competition among such groups for attractive merger and acquisition prospects. However, the number of suitable and attractive prospects is limited and the Company may find a scarcity of suitable companies with audited financial statements seeking merger partners of the type and size of the Company.

     Possible Lack of Diversification. The Company may be unable to diversify its business activities, which creates the possibility of a total loss to the Company and its shareholders should an acquisition by the Company prove to be unprofitable. The Company's failure or inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and, therefore, increase the risks associated with the Company's operations.

     The Company May Pay a Finder's Fee. In connection with a merger or acquisition, the Company may issue "restricted" shares of the Company's Common Stock to finders. A finder's fee will not be paid, however, to any officer, director, shareholder or other affiliated party. At the present time, there are no plans to pay any finder's fees.

     Issuance of Additional Shares. Approximately 12,120,861 shares of Common Stock or 61% of the 20,000,000 authorized shares of Common Stock of the Company remain unissued. The Board of Directors has the power to issue such shares subject to shareholder approval and may do so in an exchange offer or a stock for stock exchange agreement. The Company may also issue additional shares of Common Stock pursuant to a plan and agreement of merger with a private corporation. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, the Company may in the future attempt to issue shares to acquire products, properties or businesses, or for other corporate purposes.

     Creation of Subsidiary Entities. The Company will not engage in the creation of subsidiary entities with a view to distributing their securities to the shareholders of the Company.

     Regulation. Although the Company will be subject to regulation under the Act and the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company will be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Commission as to the status of the Company under the Investment Company Act of 1940, and consequently, any violation of such Act will subject the Company to material adverse consequences.

     Probable Change in Control and Management. Mergers or acquisitions involving the issuance of the Company's Common Stock will in all likelihood result in shareholders of a target company obtaining a controlling interest in the Company. Any such merger or acquisition candidate may require management of the Company to sell or transfer all or a portion of the Company's Common Stock held by them, although management would make no such requirement as a condition precedent of an acquisition. See "Item 1 - Business." The resulting change in control of the Company could result in removal of any present officers and directors of the Company and a corresponding reduction in their participation in the future affairs of the Company. While management has no present intention to dispose of its ownership interest in the Company, it is impossible to predict the extent to which management will participate in the future affairs of the Company following the completion of a merger or acquisition.

     Competition. The Company will have numerous competitors and potential competitors, many of whom will have considerably greater financial and personal resources than the Company. There is no assurance that the Company will be successful in obtaining suitable investments. The Company will be competing with numerous other entities, most all of which are larger, well established companies with greater assets and financial reserves than the Company will possess.

     Lack of Public Market for Securities. At present, no market exists for the Company's securities and there is no assurance that a regular trading market will develop and if developed, that it will be sustained. A purchaser of stock may, therefore, be unable to resell the securities offered herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     Change of Control. As part of the acquisition of a business opportunity, the Company's sole director, Earnest Mathis, Jr., may resign after appointing his successor, without shareholder approval. The acquisition of an opportunity may also involve the issuance of a majority of the Company's stock to promoters of the opportunity. In such event, purchasers of shares offered hereunder would be unable to elect or remove directors against the wishes of such promoters.

     Control by Majority Stockholder. Earnest Mathis, Jr. beneficially owns approximately 76% of the outstanding Common Stock. As a result, Mr. Mathis will have significant influence on all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such ownership may have the effect of delaying or preventing a change in control of the Company. See " Item 4 - Security Ownership of Certain Beneficial Owners and Management."

     No Cumulative Voting and Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Cumulative voting in the election of Directors is not allowed. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     No Marketmaker. There is no assurance that the Company's securities will be traded on the "Bulletin Board" or in the "Pink Sheets" maintained by members of the National Association of Securities Dealers, Inc. ("NASD"). The Company has no agreement with any member of the NASD to act as a marketmaker for the Company's securities. If the Company is unsuccessful in obtaining one or more marketmakers, the trading level and/or price of the Company's securities will be materially adversely affected.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

     The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements, the notes related thereto and the other financial data included elsewhere in this Registration Statement.

Results of Operations

Nine Months Ended September 30, 1999 vs. Nine Months Ended September 30, 1998.
------------------------------------------------------------------------------

     No operating revenues were generated during the nine months ended September 30, 1999 and 1998. Operating expenses increased by $15,237 to $22,832 for the nine months ended September 30, 1999 compared to $7,595 for the nine months ended September 30, 1998. The increase in operating expenses resulted from professional fees incurred in connection with updating the Company's books and records. The Company's net loss increased to $23,144 for the nine months ended September 30, 1999 compared to $7,595 for the nine months ended September 30, 1998.

Year Ended December 31, 1998 vs. Year Ended December 31, 1997.
--------------------------------------------------------------

     The Company was dormant in 1997. In 1998, the Company's efforts centered around bringing its books and records up to date. No operating revenues were generated in 1998 or 1997. Operating expenses increased by $11,948 to $12,068 for 1998 compared to $120 for 1997. This increase in operating expenses resulted from professional fees incurred in connection with updating the Company's books and records. The Company's net loss increased to $12,061 for 1998 compared to $108 for 1997.

Liquidity and Capital Resources

     In February 1999, the Company sold 3,750,000 shares of its Common Stock at $.004 per share resulting in cash proceeds of $15,000. Also in February 1999, loans payable to a stockholder of $11,525 were converted at $.004 per share into 2,881,225 shares of the Company's Common Stock.

     In June 1999, $10,000 was loaned to the Company by two stockholders. The loans bear interest at 12% and are payable on demand.

     As a result of the above transactions, the Company's working capital increased $3,381 from a deficit of $15,781 as of December 31, 1998 to a deficit of $12,400 as of September 30, 1999.

     The Company does not have sufficient funds to continue its operating activities. Future operating activities are expected to be funded by loans from a major stockholder.

Year 2000 Issue

     The "Year 2000 Issue" is typically the result of limitations of certain software written using two digits rather than four to define the applicable year. If software with date-sensitive functions is not Year 2000 compliant, it may recognize a date using "00" as the year 1900 rather than the year 2000.

Systems that do not properly recognize such information could generate erroneous data or cause system failure. The Company recognizes the significance and complexity of the Year 2000 Issue but since the Company is not producing or maintaining time-sensitive operations at the present time, the Year 2000 Issue is not expected to have a significant impact on the Company's operations.

ITEM 3. DESCRIPTION OF PROPERTY.

     The Company is provided rent-free office space by an officer and director of the Company at 26 West Dry Creek Circle, Suite 600, Littleton, CO 80120. The Company is not responsible for reimbursement of out-of-pocket office expenses such as telephone, postage or supplies.

     The Company owns no property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth the Common Stock ownership of (i) each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, (ii) each director individually and (iii) all officers and directors of the Company as a group as of September 30, 1999. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial. The address of each owner is in care of the Company at 26 West Dry Creek Circle, Suite 600, Littleton, CO 80120.

Name                            Number of shares               Percent of class
----                            ----------------               ----------------

Earnest Mathis, Jr. (1)            6,000,330                        76.16%

The Earnest Dalton Mathis
III Trust                            416,666                         5.29%

The William Cole Mathis
Trust                                416,667                         5.29%

The Madeleine Paige Mathis
Trust                                416,667                         5.29%

All officers and
directors group
(1 person) (1)                     6,000,330                        76.16%

(1) Represents 3,016,458 shares held in the names of Mathis Family Partners, Ltd., a Colorado limited partnership of which Mr. Mathis is the general partner and 2,983,872 shares held in Earnest Mathis IRA Rollover.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The name, age and position held in the Company by its sole executive officer and director is as follows:

                                                               Officer/Director
Name                        Age    Position                         Since
----                        ---    --------                         -----

Earnest Mathis, Jr.         40     Chief Executive Officer, Chief   1999
                                   Financial Officer,
                                   Secretary and Director


     Directors serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. The Company's officers serve at the discretion of the Company's Board of Directors, until their death, or until they resign or have been removed from office.

     There are no agreements or understandings for any director or officer to resign at the request of another person and none of the directors or officers is acting on behalf of or will act at the direction of any other person. No other person's activities are material to the operation of the Company.

Earnest Mathis, Jr. - Chief Executive Officer, Chief Financial Officer, Secretary and Director

     From September 1988 to present, Mr. Mathis has been President and director of Express Capital Concepts, Inc., a blank check company. Express Capital is a Delaware corporation formed in May 1988. In 1988 Express completed a public offering after its S-18 registration statement was cleared by the SEC. Mr. Mathis purchased stock in Express at the time of formation and still owns the shares. In December 1999 Express merged with GreyStone Technologies, Inc. and changed its name to Greystone Technologies, Inc. GreyStone is an operating company engaged in the design, manufacture and marketing of its proprietary software. Greystone trades on the Bulletin Board under the symbol "GSTN".

     From April 1994 to February 1997 Mr. Mathis was President and a director of Galt Financial Corporation, a Colorado corporation formed in June 1987. Prior to Mr. Mathis being involved with Galt, the Company had completed a public offering through a S-18 registration statement. In April 1994, Mr. Mathis restructured Galt and purchased stock from the corporation. In February 1997, Galt completed a business combination with Capital Growth Holdings Corporation, a development stage financial services company and Galt changed its name to Microcap Financial. Mr. Mathis resigned as an officer and director of Galt upon the completion of the business combination. No other relationships existed with Galt after the completion of the business combination. In 1999, the company changed its name to Globalnet Financial. Com, Inc. and its securities are traded on the Bulletin Board under the symbol "GLBND".

     From May 1994 to September 1996, Mr. Mathis was President and a director of Dynasty Capital Corporation, a Florida corporation formed in October 1986. Prior to Mr. Mathis's involvement, in June 1987, Dynasty completed a public offering of its securities. In May 1994, Mr. Mathis purchased stock from the corporation. In September 1996, Dynasty completed a business combination with Visitor Services, Inc., an operating company engaged in travel services. Dynasty changed its name following the combination to Visitor Services International Corp., and trades on the Bulletin Board under the symbol "TSIG". Mr. Mathis resigned as an officer and director upon completion of the combination. No other relationships existed with the Dynasty after completion of the business combination. Mr. Mathis has not received any compensation from Dynasty.

     From July 1989 to December 1995 Mr. Mathis was President and a director of Jefferson Capital Corporation a Nevada corporation formed in July 1989. Jefferson completed a distribution of its stock to public shareholders through an S-18 registration statement in January 1990. Mr. Mathis purchased stock in Jefferson in July 1989. In December 1995 Jefferson completed a business combination with privately held Spirit Gaming Corporation, a development stage company engaged in the development of Indian casinos and Jefferson changed its name to Spirit. Spirit trades on the Bulletin Board under the symbol "SPGG". Mr. Mathis resigned as an officer and director of the corporation upon completion of the business combination. No other relationships existed with Jefferson after the completion of the business combination. Mr. Mathis has not received any compensation from Spirit.

     From April 1996 to April 1999, Mr. Mathis was President and a director of Cancun Acquisitions, Inc., a Colorado corporation formed in April 1989. In March 1996 the principal stockholders of Cancun agreed to sell majority interests to Earnest Mathis, Gary McAdam, and a third party. Messrs. Mathis and McAdam became the officers and directors of the Company. In April 1999 Cancun completed a business combination with privately held Metallico, Inc., an operating company engaged in fabricating, smelting and refining of lead and non-ferrous scrap metal recycling. Cancun changed its name to Metalico, Inc. Mr. Mathis resigned as an officer and director of Cancun upon completion of the business combination. No other relationships existed with Issuer after the completion of the business combination. As of August 1999, no market existed for Metalico's securities. Mr. Mathis has not received any compensation from Metalico. From February 1996 to February 1998, Mr. Mathis was President and a director of Hai Enterprises, Inc., a Colorado corporation formed in February 1996. In February 1998 Hai Enterprises, Inc. completed a business combination with Wrapsters, Inc. Upon completion of the transaction Hai changed its name to Wrapsters, Inc. Wrapsters is a development stage company engaged in the development of fast food sandwich shops whose securities trade on the Bulletin Board under the symbol "WRAP". Mr. Mathis resigned as an officer and director of the corporation upon the completion of the business combination. No other relationships existed with Hai after the completion of the business combination. Mr. Mathis has not received any compensation from Wrapsters.

     From February 1996 to September 1998 Mr. Mathis was President and a director of Gimmel Enterprises, Inc., a Colorado corporation formed in February 1996. In September 1998 Gimmel completed a business combination with Win Systems, Inc., an operating company engaged in post secondary education. After the combination took place, Gimmel changed its name to Whitney Information Network, Inc. The company's securities trade on the Bulletin Board under the symbol "RUSS". Mr. Mathis resigned as an officer and a director of Gimmel upon the completion of the business combination. No other relationships existed with Gimmel after the completion of the business combination. Mr. Mathis has not received any compensation from Whitney. From February 1996 to March 1999, Mr. Mathis was President and a director of Zion Enterprises, Inc., a Colorado corporation formed in February 1996. In March 1999, Zion Enterprises completed a business combination with Genysis Information Systems, Inc., an operating company engaged in the development of enterprise software. After the combination took place, Zion changed its name to Genysis Information Systems, Inc. Mr. Mathis resigned as an officer and a director of Zion upon the completion of the business combination. No other relationships existed with Zion after the completion of the business combination. No market exists for the company's securities as of August 1999. Mr. Mathis has not received any compensation from Genysis.

     From February of 1996 to present. Mr. Mathis has been President and a director of Zedik, Tesh and Vov. In July 1999 Mr. Mathis became President of Chay Enterprises Inc. All of these companies are inactive Colorado Corporations. From November 1996 to the present, Mr. Mathis has been President and a director of Mauna Kea Enterprises, Inc., Kahului Enterprises, Inc., Haleakala

Enterprises, Inc., Kihei Enterprises, Inc., Kauai Enterprises, Inc. All are inactive Colorado corporations. From February 1997 to May 1997, Mr. Mathis was President and a director of Hana Acquisitions, Inc., a Colorado corporation formed in May 1991. In May 1997 a principal stockholder of Hana sold control of Hana to a third party and Mr. Mathis resigned at that time. Mr Mathis received cash compensation in the amount of $60,000 for his assistance in the sale.

ITEM 6. EXECUTIVE COMPENSATION.

     None of the Company's executive officers or directors received compensation in excess of $100,000 for the years ended December 31, 1998 or 1997 and none currently receives any compensation.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Mathis Family Partners, Ltd. in October 1997 and Pelican Holdings, L.L.C. in February 1998, both entities controlled by Earnest Mathis, Jr., acquired 325,845 and 293,260 shares, respectively, of the Company's Common Stock from Gordon Burr for $.032 per share or an aggregate of $20,000.

     During 1998, the Company borrowed an aggregate of $11,525 with no interest thereon from Earnest Mathis IRA Rollover and The Mathis Family Partners, Ltd., both of which entities are controlled by Earnest Mathis, Jr.

     In February 1999, Earnest Mathis IRA Rollover and the Mathis Family Partners canceled their loans totaling $11,525 in exchange for 1,440,612 and 1,440,613 shares, respectively, of the Company's Common Stock.

     In February 1999, Earnest Mathis IRA Rollover, The Mathis Family Partners, Ltd. The Madeleine Paige Trust, The William Cole Mathis Trust and the Earnest Dalton Mathis III Trust, all entities of which are controlled by Earnest Mathis, Jr., purchased 1,250,000, 1,250,000, 416,667, 416,667, and 416,666 shares, respectively, of the Company's Common Stock for $.004 per share for an aggregate of $15,000.

     In June 1999, the Company borrowed $5,000 from The Mathis Family Partners, Ltd. and $5,000 from Earnest Mathis IRA Rollover. The loans bear interest at 12% and are payable on demand.

ITEM 8. DESCRIPTION OF SECURITIES.

     The Company is authorized to issue 20,000,000 shares of Common Stock, no par value. The Company is not authorized to issue any preferred stock. As of September 30, 1999, 7,879,139 shares of Common Stock were outstanding.

     (a)  Common Stock.

     All shares of Common Stock have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company. Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock currently outstanding are validly issued, fully paid and non-assessable.

     (b)  Preferred Stock.

     Not applicable.

     (c)  Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

     (d)  Transfer Agent.

     Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive, Suite 430, Denver, CO 80209 is the Company's transfer agent.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     (a)  Market Information.

     The Company's Common Stock is not traded on any market system.

     (b)  Holders.

     As of September 30, 1999, a total of 7,879,139 shares of the Company's Common Stock were outstanding and there were 123 holders of record of the Company's Common Stock.

     (c)  Dividends.

     The Company has not paid any dividends since it is inception. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

     The Company is not a party to any litigation and, to its knowledge, no action, suit or proceedings against it has been threatened against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no disagreements on accounting and financial disclosures nor any change in accountants during the past three years.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     In February 1999, the Company issued 2,881,225 shares of Common Stock to existing stockholders in liquidation of $11,525 of loans payable to the stockholders. On the same day, the Company issued 3,750,000 shares of Common Stock to existing shareholders in exchange for $15,000 in cash. These issuances were made in accordance with the exemption from registration afforded by Section 4(2) of the Act and/or Regulation D promulgated thereunder.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Title 7 of the Colorado Revised Statutes, as amended ("CRS"), and the Company's Articles of Incorporation and Bylaws provide for indemnification of the Company's directors, officers and controlling persons under certain circumstances. A summary of the circumstances in which such indemnification is provided for is set forth below, but this discussion is qualified in its entirety by reference to CRS, the Company's Articles of Incorporation and Bylaws.

     In general any director, officer, employee and agent of the Company may be indemnified against reasonable expenses, fines, settlements or judgments in connection with a legal proceeding to which such person is a party if: (a) the person conducted himself in good faith, (b) the person reasonably believed: (i) in the case of conduct in an official capacity with the Company, that his conduct was in the Company's best interests; and (ii) in all other cases, that his conduct was at least not opposed to the Company's best interests; and (c) in the case of a criminal proceeding, the person had no reasonable cause to believe that his conduct was unlawful. In addition, the Company shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the Company and to which such party was entitled to indemnification in accordance with the preceding sentence.

     No indemnification shall be made with respect to any claim, issue or matter in connection with a proceeding by or in the right of the Company in which the director, officer or agent was adjudged liable to the Company or in connection with any proceeding charging that such person derived an improper personal benefit , whether or not involving action in an official capacity, in which such person was adjudged liable on the basis that he derived a personal benefit. The circumstances under which indemnification is granted in connection with an action brought by or in the right of the Company is limited to reasonable expenses actually incurred in connection with the proceeding.

     Indemnification may also be granted pursuant to the terms of agreements which may be entered into in the future or pursuant to a vote of the stockholders or directors. CRS and the Company's Bylaws also grant the Company the power to purchase and maintain insurance which protects the Company's officers and directors against any liabilities incurred in connection with their services in such capacities.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS


Financial Statements                                                      Page
--------------------                                                      ----

     Unaudited Financial Statements of Milestone
     Capital, Inc. as of September 30, 1999 and for
     the nine months ended September 30, 1999.                            F-1

     Financial Statements of Milestone Capital, Inc. as of
     December 31, 1998 and 1997 and for the years ended
     December 31, 1998 and 1997.                                          F-5

                             MILESTONE CAPITAL, INC.
                        UNAUDITED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1999



                                     ASSETS
                                     ------

Current Assets:
  Cash and cash equivalents                                           $   1,181
                                                                      ---------

     Total Assets                                                     $   1,181
                                                                      =========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

Current Liabilities:
 Accounts payable:
   Trade                                                              $     185
   Stockholder                                                            3,084
 Notes payable - stockholders                                            10,000
 Accrued interest - stockholders                                            312
                                                                      ---------

     Total Current Liabilities                                           13,581
                                                                      ---------

Stockholders' Equity (Deficit):
 Common stock:  no par value, 20,000,000
  shares authorized, 7,879,139 issued                                   507,603
 Accumulated deficit                                                   (519,803)
                                                                      ---------
                                                                        (12,200)
 Less treasury stock, at cost (680 shares)                                 (200)
                                                                      ---------

     Total Stockholders' Equity (Deficit)                               (12,400)
                                                                      ---------

     Total Liabilities and Stockholders' Equity (Deficit)             $   1,181
                                                                      =========


                             See notes to unaudited
                         condensed financial statements.



                                    MILESTONE CAPITAL, INC.
                         UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
                FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998



                                          Three Months Ended             Nine Months Ended
                                             September 30,                 September 30,
                                          -------------------           -------------------
                                          1999           1998           1999           1998
                                          ----           ----           ----           ----
Revenue                               $      --      $      --      $      --      $      --

Operating expenses                          2,362          6,391         22,832          7,595
                                      -----------    -----------    -----------    -----------

  Loss From Operations                     (2,362)        (6,391)       (22,832)        (7,595)
                                      -----------    -----------    -----------    -----------

Other Income (Expense):
 Interest expense - stockholders             (302)          --             (312)          --
                                      -----------    -----------    -----------    -----------

  Total Other Income (Expense)               (302)          --             (312)          --
                                      -----------    -----------    -----------    -----------

Net Loss                              $    (2,664)   $    (6,391)   $   (23,144)   $    (7,595)
                                      ===========    ===========    ===========    ===========

Net loss per share of common stock:
  Basic                               $      --      $      (.01)   $      --      $      (.01)
                                      ===========    ===========    ===========    ===========
  Diluted                             $      --      $      (.01)   $      --      $      (.01)
                                      ===========    ===========    ===========    ===========

Weighted average number of common
shares outstanding:
  Basic                                 7,878,459      1,247,234      6,955,430      1,247,234
  Diluted                               7,878,459      1,247,234      6,955,430      1,247,234



                                    See notes to unaudited
                               condensed financial statements.

                                             F-2

                              MILESTONE CAPITAL, INC.
                    UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998



                                                                  1999         1998
                                                                  ----         ----
Cash Flows From Operating Activities:
  Net loss                                                      $(23,144)   $ (7,595)
  Adjustments to reconcile net loss to net cash
   (used) by operating activities:
   Changes in liabilities:
    Increase (Decrease) in accounts payable-trade                 (4,130)      6,373
    Increase in accrued interest                                     312        --
                                                                --------    --------

         Net Cash (Used) By Operating Activities                 (26,962)     (1,222)
                                                                --------    --------

Cash Flows From Financing Activities:
  Stockholder advances                                             3,979       1,148
  Repayment of stockholder advances                                 (895)       --
  Proceeds from stockholders loans                                10,000        --
  Issuance of common stock                                        15,000        --
                                                                --------    --------

         Net Cash Provided By Financing Activities                28,084       1,148
                                                                --------    --------

         Net Increase (Decrease) in Cash and Cash Equivalents      1,122         (74)

         Cash and Cash Equivalents at Beginning of Period             59         280
                                                                --------    --------

         Cash and Cash Equivalents at End of Period             $  1,181    $    206
                                                                ========    ========

Supplemental Disclosure of Cash Flow Information:
  Cash paid during the period for:
    Interest                                                    $   --      $   --
    Income taxes                                                $   --      $   --

Supplemental Disclosure of Noncash Investing
 and Financing Activities:
  Conversion of accounts payable - stockholder
   into common stock                                            $ 11,525    $   --



                               See notes to unaudited
                          condensed financial statements.

                                        F-3

                             MILESTONE CAPITAL, INC.
                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS


Basis of Presentation

The accompanying financial information of the Company is prepared in accordance with the rules prescribed for filing condensed interim financial statements and, accordingly, does not include all disclosures that may be necessary for complete financial statements prepared in accordance with generally accepted accounting principles. The disclosures presented are sufficient, in management's opinion, to make the interim information presented not misleading. All adjustments, consisting of normal recurring adjustments, which are necessary so as to make the interim information not misleading, have been made. Results of operations for the nine months ended September 30, 1999 are not necessarily indicative of results of operations that may be expected for the year ending December 31, 1999. It is recommended that this financial information be read with the complete financial statements included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998 previously filed with the Securities and Exchange Commission.

Per Share Information

As of December 31, 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which specifies the method of computation, presentation and disclosure for earnings per share. SFAS No. 128 requires the presentation of two earnings per share amounts, basic and diluted.

Basic earnings per share is calculated using the average number of common shares outstanding. Diluted earnings per share is computed on the basis of the average number of common shares outstanding plus the dilutive effect of outstanding stock options using the "treasury stock" method.

The basic and diluted earnings per share are the same because the Company did not have any outstanding stock options during the periods presented.

                             MILESTONE CAPITAL, INC.

                                  BALANCE SHEET

                        AS OF DECEMBER 31, 1998 AND 1997





                                                          1998            1997
                                                          ----            ----
ASSETS
------

CURRENT ASSETS:
  Cash and cash equivalents ......................     $      59      $     280
                                                       =========      =========






LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES:
  Accounts payable ...............................     $   4,315      $   2,000
  Loans payable to stockholder ...................        11,525          2,000
                                                       ---------      ---------

      Total current liabilities ..................        15,840          4,000
                                                       ---------      ---------

STOCKHOLDERS' EQUITY:
  Common stock, no par value, 20,000,000
   shares authorized 1,247,914 shares
   issued and outstanding ........................       481,078        481,078
  Treasury stock, 680 shares at cost .............          (200)          (200)
  Retained earnings (accumulated deficit) ........      (496,659)      (484,598)
                                                       ---------      ---------

       Total stockholders' equity ................       (15,781)        (3,720)
                                                       ---------      ---------


       TOTAL .....................................     $      59      $     280
                                                       =========      =========




   The accompanying notes are an integral part of these financial statements.

                             MILESTONE CAPITAL, INC.

                             STATEMENT OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997




                                                                         1998         1997
                                                                         ----         ----

REVENUES .........................................................   $        7   $       12

EXPENSES .........................................................       12,068          120
                                                                     ----------   ----------

LOSS BEFORE TAXES ................................................       12,061          108

PROVISION FOR INCOME TAXES .......................................          -0-          -0-
                                                                     ----------   ----------

NET LOSS .........................................................   $   12,061   $      108
                                                                     ==========   ==========


Net income (Loss) per share of
  common stock:

Basic ............................................................   $      .01   $      .00
                                                                     ==========   ==========

Diluted ..........................................................   $      .01   $      .00
                                                                     ==========   ==========

Weighted average number of common shares outstanding:

Basic ............................................................    1,247,914    1,247,914
                                                                     ==========   ==========

Diluted ..........................................................    1,247,914    1,247,914
                                                                     ==========   ==========





   The accompanying notes are an integral part of these financial statements.


                                                   MILESTONE CAPITAL, INC.

                                        STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                       FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                            COMMON STOCK               TREASURY STOCK
                                                       ----------------------       --------------------    RETAINED
                                                       NO. OF       NO              NO. OF       NO PAR     EARNINGS
                                                       SHARES       PAR VALUE       SHARES       VALUE      (DEFICIT)        TOTAL
                                                       ------       ---------       ------       -------    --------         -----

Balance - December 31, 1996 ......................    1,247,914       481,078        680          (200)     (484,490)       (3,612)

Net loss for year ended December 31, 1997 ........                                                              (108)         (108)
                                                     ----------    ---------- ----------    ----------    ----------    ----------

Balance - December 31, 1997 ......................    1,247,914       481,078        690          (200)     (484,598)       (3,720)

Net loss for year ended December 31, 1998 ........                                                           (12,061)      (12,061)
                                                     ----------    ---------- ----------    ----------    ----------    ----------

Balance - December 31, 1998 ......................    1,247,914      $481,078        680          (200)   $ (496,659)   $  (15,781)
                                                     ==========    ========== ==========    ==========    ==========    ==========







   The accompanying notes are an integral part of these financial statements.

                             MILESTONE CAPITAL, INC.

                             STATEMENT OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997




                                                                 1998         1997
                                                                 ----         ----

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (Loss) .....................................   $(12,061)   $   (108)

    Adjustments to reconcile  net income  (Loss)
      to net cash (used) by operating activities:
    Increase in accounts payable ..........................      2,315         -0-
    Increase in loans payable to stockholder ..............      9,525         -0-
                                                              --------    --------

    Net cash (used) by operating activities ...............       (221)       (108)
                                                              --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES: .....................        -0-         -0-

CASH FLOWS FROM FINANCING ACTIVITIES: .....................        -0-         -0-
                                                              --------    --------

NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS .....................................       (221)       (108)

BEGINNING OF YEAR-
 Cash and cash equivalents ................................        280         388
                                                              --------    --------
END OF YEAR -
 Cash and cash equivalents ................................   $     59    $    280
                                                              ========    ========






   The accompanying notes are an integral part of these financial statements.

                             MILESTONE CAPITAL, INC.

                          NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS
---------------------------------------------------------------------

   Milestone Capital, Inc. was incorporated under the laws of the State of Colorado as Shield Enterprises Corporation on February 5, 1987. The articles of incorporation were amended on May 8, 1990 and the name was changed to Milestone Capital, Inc.

   Basis of Presentation - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and to obtain additional financing as may be required.

   The Company's continued existence is dependent upon its ability to secure loans from its President and/or a principal stockholder. Future operating expenses will be funded by these loans. The Company's ability to continue to meet its obligations is dependent upon obtaining the above loans.

   Cash and Cash Equivalents - For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

   Net Income (Loss) Per Share of Common Stock - As of December 31, 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which specifies the method of computation, presentation and disclosure for earnings per share. SFAS No. 128 requires the presentation of two earnings per share amounts, basic and diluted.

   Basic earnings per share is calculated using the average number of common shares outstanding. Diluted earnings per share is computed on the basis of the average number of common shares outstanding plus the dilutive effect of outstanding stock options using the "treasury stock" method.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                             MILESTONE CAPITAL, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997




NOTE 2 - HISTORY
----------------

   The Company was actively engaged in the business of investing in and providing managerial assistance to developing growth Companies until 1995. All previous investments have been sold or become worthless. All debts previous to those on the current balance sheet have been satisfied or forgiven.


NOTE 3 - COMMON STOCK
---------------------

   The Company has issued common stock since its inception in 1987 for both cash and services. The Company sold stock in a public offering on June 16, 1989. In the public offering, the Company issued units that contained both common shares and warrants. All warrants expired June 16, 1992.


NOTE 4 COMMITMENTS AND CONTINGENCIES - THE YEAR 2000
----------------------------------------------------

   The Company is currently working to resolve the potential impact of the Year 2000 on the processing of date-sensitive information by the Company's computerized information systems. The Year 2000 problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. Costs of addressing potential problems are expensed as incurred and are not expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods. However, if the Company or its vendors are unable to resolve such processing issues in a timely manner, it could result in a material financial risk. Accordingly, the Company plans to devote the necessary resources to resolve all significant Year 2000 issues in a timely manner. While the Company does not at this time anticipate significant problems with suppliers, it will develop contingency plans, if required, with these third parties due to the possibility of compliance issues.

                             MILESTONE CAPITAL, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE 5 - INCOME TAXES
---------------------

   Significant components of deferred income taxes as of December 31, 1998 and 1997 are as follows:

                                                    1998               1997
                                                    ----               ----

      Net operating loss carryforward           $  188,500         $  188,500
                                                ----------         ----------
      Total deferred tax asset                     188,500            188,500
      Less Valuation allowance                    (188,500)          (188,500)
                                                ----------         ----------
      Net deferred tax asset                    $      -0-         $      -0-
                                                ==========         ==========

   The Company has assessed its past earnings history and trends and expiration dates of carryforwards and has determined that it is more likely than not that no deferred tax assets will be realized. A valuation allowance of $188,500 as of December 31, 1998 and 1997 is maintained on deferred tax assets which the Company has not determined to be more likely than not realized at this time. The Company will continue to review this valuation on an annual basis and make adjustments as appropriate.

   As of December 31, 1998, the Company had net operating loss carryforwards of approximately $495,000. The net operating losses can be carried forward twenty years to offset future taxable income. The net operating loss carryforwards expire in the years 2009 through 2018.


NOTE 6 - SUBSEQUENT EVENTS
--------------------------

   On February 8, 1999, there were two significant events relative to the debt of the Company and the issuance of common stock.

   2,881,225 common shares were issued to existing shareholders in liquidation of $11,525 of Loans payable to stockholder on the balance sheet.

   Also, on the same day, 3,750,000 common shares were issued to existing shareholders in exchange for $15,000 of cash.

   Therefore, as the end of the first quarter at March 31, 1999, 7,879,139 common shares are now outstanding.

                                    PART III

ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

Exhibit No.    Description
-----------    -----------

3.1            Articles of Incorporation, as amended, of the Registrant.*

3.2            Bylaws of the Registrant.*

4.1 Specimen Stock Certificate of the Registrant (To be filed by amendment).

23.1           Consent of Larry Legel, CPA.

27.1           Financial Data Schedule.

* Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          MILESTONE CAPITAL, INC.

                                          By: /s/ Earnest Mathis, Jr.
                                          ---------------------------
                                          Earnest Mathis, Jr.,
                                          Chief Executive Officer

                                          Date: December 29, 1999

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                              Title                         Date
---------                              -----                         ----

/s/ Earnest Mathis, Jr.        Chief Executive Officer,        December 29, 1999
-----------------------        Chief Financial Officer
Earnest Mathis, Jr.            (Principal Accounting
                               Officer), Secretary and
                               Director